Exhibit 1

FOR IMMEDIATE RELEASE	16 March 2011

ANNOUNCEMENT
WPP plc ("WPP")

WPP was notified today of an increase in the share ownership of Sir Martin Sorrell pursuant to the vesting and partial exercise of his award under the 2004 Leadership Equity Acquisition Plan ("LEAP") granted in 2006.

On 15 March 2011, Sir Martin Sorrell became entitled to receive 317,789 shares which vested pursuant to the US part of his 2006 LEAP award.  Sir Martin has exercised the option in respect of these shares, and has retained all of them.

On 15 March 2011, Sir Martin also became entitled to receive 404,458 shares which vested pursuant to the UK part of his 2006 LEAP award, but has deferred the receipt of these shares following the approval granted by WPP’s Share Owners at their General Meeting held on 24 November 2010.  Sir Martin is entitled to exercise his option to receive these shares at any time until 1 December 2017.

At today’s date Sir Martin Sorrell and his family interests are interested in or have rights in 17,787,863 shares (inclusive of the shares acquired pursuant to the awards granted under LEAP in 2004 and 2005 and the UK part of the 2006 award, receipt of which have been deferred), representing 1.4071% of the issued share capital of WPP. In addition, The JMMRJ Sorrell Charitable Foundation is interested in 541,936 ordinary shares, representing 0.0429% of the issued share capital of WPP.

Contact:
Feona McEwan, WPP	+44 (0)20 7408 2204